June 12, 2018

By Electronic Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Attention: Ada Sarmento

Re:              Catabasis Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed June 4, 2018
File No. 333-225410

Ladies and Gentlemen:

On behalf of Catabasis Pharmaceuticals, Inc. (the “Company”), submitted herewith is Amendment No. 1 (“Amendment No. 1”) to the Registration Statement referenced above (the “Registration Statement”).

Amendment No. 1 is being submitted in response to comments contained in a letter, dated June 8, 2018 (the “Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Jill C. Milne, the Company’s Chief Executive Officer.  The response contained herein is based on information provided to us by representatives of the Company.  The response is keyed to the numbering of the comment in the Letter and to the heading used in the Letter.  The Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 1.

Cover Page

1.                                      Please revise your prospectus prior to effectiveness to disclose the number of common units to be offered and the number of pre-funded units to be offered. For guidance, please refer to Securities Act Rules Compliance and Disclosure Interpretations Question 227.02.

Response:                                        In response to the Staff’s comment, the prospectus included in Amendment No. 1 discloses the estimated number of common units and pre-funded units to be offered.

Securities and Exchange Commission
Division of Corporation Finance

June 12, 2018

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6633 or facsimile at (617) 526-5000.  Thank you for your assistance.

Very truly yours,

/s/ Rosemary G. Reilly

Rosemary G. Reilly

cc:                                Jill C. Milne, Catabasis Pharmaceuticals, Inc.